Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
www.fredlaw.com
Direct:  (612) 492-7252
Main:  (612) 492-7000
Fax:  (612) 492-7077
Email:  rbrauer@fredlaw.com

December 13, 2010

VIA EDGAR AND FEDEX

Ms. Tara L. Harkins
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:  SpectraScience, Inc.
Form 10-K for the Year Ended December 31, 2009 and related filings

Dear Ms. Harkins:

On behalf of SpectraScience, Inc. (the “Company”), we are responding to your comment letter, dated November 24, 2010, to Mr. James Dorst, Chief Financial Officer and Chief Operating Officer of the Company, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2010 (the “Form 10-K”), and related filings.  For your convenience, we have repeated and numbered the comments from your letter in boldface print.  The Company’s responses are provided below each comment.

Form 10-K for the Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis, page 21

1.
We note your statement that your disclosure contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.  Please revise your future filings to eliminate the reference to these sections as the statutory safe harbors adopted as part of the Private Securities Litigation Reform Act of 1995 do not apply to statements made by penny stock issuers.  Refer to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Response: In future filings, the Company will revise the disclosure as requested.

Notes to Consolidated Financial Statements, page 32

Note 2.  Significant Accounting Policies, page 32

-Revenue Recognition, page 32

2.
We note from page 7 and throughout the filing that you sell your products to distributors.  Please revise your future filings to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations.  Within your discussion, please explain if you grant price concessions to your distributors and, if so, how you account for price concessions.

Response:
The Company respectfully advises the Staff that the Company’s agreements with its distributors do not have specific provisions for any post-shipment obligations on the part of the Company. The Company is not contractually required to provide sales, technical or clinical support for any of the machines that it sells. The Company has not historically granted price concessions, nor does it plan to do so, and there are no conditional aspects to the Company’s terms of sale. In future filings, the Company will revise the disclosure as requested.

-Valuation of Long-lived Assets, page 33

3.
We note here and on page 35 that you have capitalized equipment/inventory related to your LUMA systems is not currently being depreciated but is reviewed for impairment at the end of each reporting period.  Please explain to us the nature of the assets related to your LUMA systems and why you are classifying this as plant, property, and equipment.  Please also discuss why you concluded that the assets should not be depreciated but instead evaluated for impairment on at the end of each reporting period.  Cite the accounting literature relied upon and how you applied it to your situation.

Response:
The Company respectfully advises the Staff that the Company’s decision to not depreciate LUMA systems but rather to review them for impairment at the end of each reporting period is based upon the sales model that the Company plans to use to market the LUMA systems. The LUMA system is comprised of two components: the first is the LUMA machine itself and the second is a disposable probe cover that is used during each individual procedure. The business model the Company will employ is that it will initially provide the LUMA machines for a nominal monthly rental fee and then invoice separately for the disposable probe covers as procedures are performed.  The Company has not yet placed machines for sale with customers (except for very limited testing), and it therefore has not begun to depreciate the machines, but plans to do so when placed in service. To date, the Company has only used the LUMA machines for very limited clinical testing.  Because of this usage pattern, the Company believes it appropriate to classify the LUMA machines as long-lived assets classified as “Held and Used” as per FASB Accounting Standards Codification (“ASC”) 360. At the end of each financial reporting period the Company reviews the assets for impairment as per FASB ASC 360-10-35.

4.
Further to the above, we note that you evaluated the ongoing value of your LUMA equipment at December 31, 2009 and June 30, 2010 and that you wrote-down this equipment by $761,000 and $205,000 during the year ended December 31, 2009 and the six months ended June 30, 2010 Form 10-Q, respectively.  We finally note that you wrote-off the remaining balance during the three months remaining balance of the assets during the three months ended September 30, 2010.  Please tell us how you determined the amount of impairment to recognize related to this equipment at each reporting date.  As applicable, explain how you considered the guidance in section 360-10-35 of the FASB Accounting Standards Codification.

Response:	The Company respectfully advises the Staff that the three discrete write-downs referenced above were evaluated as follows:

•
For the period ended December 31, 2009, the Company reviewed the fair value of the LUMA machines because of a deterioration of the business climate and the fact that it was taking the Company longer to complete a FDA required post-approval clinical study than it had originally expected (FASB ASC Section 360-10-35-21(c)). At that time, the Company received an unsolicited offer for the LUMA assets from an independent third party, which ultimately did not result in a completed sale, but which valued the LUMA machines at an amount $761,000 less than the book value immediately prior to adjustment. As a result, and given the difficulty in measuring the future value of undiscounted cash flows associated with these assets in an uncertain business environment, the Company believed it was prudent to write-down the LUMA machines to the fair value as determined by the independent third party offer.

•
For the period ended June 30, 2010, the Company reviewed the fair value of the LUMA machines due to the deterioration of the physical condition of certain LUMA machines. Specifically, machines with a fair value equal to $205,000 were identified which had specific internal components that had deteriorated over time and repairing or refurbishing the machines was determined to be problematic both because of the resources required to retrofit the machines and the unfavorable business climate (FASB ASC Section 360-10-35-21(b)(c)). The remaining LUMA machines did not experience this specific deterioration in internal components.

•
Periodically, during the period ended September 30, 2010, Company management and certain members of the board of directors met for the purpose of conducting an operational review of the Company’s progress in achieving its business goals. Initial recommendations and conclusions included reducing certain clinical trials, focusing on marketing products with the greatest short-term potential for driving revenue, and conducting a process for a more thorough review of Company operations in the fourth fiscal quarter of fiscal year 2010.  For the period ending September 30, 2010, as a part of this process the Company reviewed the fair value of the LUMA machines as a result of both the continued unfavorable business climate and its internal undiscounted cash flow projections that indicated to management that the fair value of the machines was zero (FASB ASC Section 360-10-35-21(c)(e)). Also, during this period the Company began to re-focus its business efforts on its other product lines, de-emphasizing the marketing of LUMA systems and looking at ways to incorporate the LUMA patents into future products.

5.
We further note from page 24 that you classified the impairment losses for LUMA equipment as research and development expenses within your consolidated statement of operations.  Please explain to us the basis for your classification.

Response:
The Company respectfully advises the Staff that in order to manufacture additional LUMA machines for sale, the Company has been required to complete a post-approval clinical trial for the FDA. To date, LUMA machines in the field have been used primarily for clinical trial purposes. While a limited number of the LUMA machines have been available for sale, additional machines could not be manufactured and sold until these clinical trials had been completed. As per FASB ASC Section 730-10-55-1(i), since the post-approval trials have not been completed, the Company believed it appropriate to classify, and describe in applicable footnotes to the financial statements, that LUMA machine asset impairments are appropriately research and development expenses.

-Patents, page 34

6.
With respect to the LUMA patents, please tell us how you have considered whether there have been any events or changes in circumstances that indicate that the carrying amount of the assets may not be recoverable.  Refer to paragraph 360-10-35-21 of the FASB Accounting Standards Codification.  In this regard, we note that you have reported net operating losses in all recent periods and that you separately determined that certain other LUMA assets were impaired in each of the year ended December 31, 2009 and the nine months ended September 30, 2010.

Response:
The Company respectfully advises the Staff that the LUMA patent portfolio consists of 34 U.S. patents and provides broad diagnostic coverage for a multitude of possible disease indications using a novel scanning technology. The technology approach itself also comprises several different, but complementary, light-based technologies. The portfolio technologies could be applicable to many different future products that the Company could develop.  Because of these factors and despite the negative factors that render the fair value of the LUMA system assets worthless, the Company believes that the fair value of the LUMA system intellectual property at September 30, 2010 is appropriate.

The commercialization of the LUMA system patented technology into other commercial products will likely take a long time and consume significant resources. The Company has recently replaced its former Chief Executive Officer and Chairman, and is formally reviewing its overall business model and focus. That review will include an ongoing assessment of the fair value of the LUMA patent portfolio and the estimated resources required to commercialize the technology.

7.
We note your disclosures related to the fair value of the patent intangible assets associated with the LUMA acquisition were valued based upon an independent appraisal.  While in future filings management may elect to take responsibility for the valuations, please note that if you continue to refer to the work of the third party in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party.  Refer to Compliance and Disclosure Interpretation 141.02, available at our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:	In future filings, the Company will revise the disclosure as necessary.

Note 3.  Inventories, page 36

8.
We note your disclosures here, page 31, page 33 and on page 36 that you recognized a $100,000 provision for inventory obsolescence during the year ended December 31, 2009.  We further note from your September 30, 2010 Form 10-Q that your sales have decreased by approximately 82% from for the six months ended September 30, 2010 as compared to the six months ended September 30, 2009 while during the same time your inventory balance has increased as of June 30, 2010.  Finally, we note that your inventory balances at December 31, 2009 and September 30, 2010 represents over one years worth of inventory based on 2009 sales and sales for the nine months ended September 30, 2010.  Considering these factors, please provide us with additional detail regarding how you evaluated your inventory for recoverability as of December 31, 2009 and September 30, 2010.

Response:	The Company respectfully advises the Staff as follows:

•
For the period ended December 31, 2009, the Company wrote off the book value of certain WavSTAT Optical Biopsy Systems (the “WavSTAT”). These specific systems did not have certain updated components and, while marketable, were disassembled and the parts were either discarded or returned to raw materials inventory because the Company had adequate finished goods inventories of newer WavSTATs.

•
For the period ended September 30, 2010, while sales have decreased, management is optimistic that the Company will be able to sell WavSTAT systems in the relatively near future. As a part of the refocused efforts noted above, the Company is in the process of directing all of its efforts toward the sale of its WavSTAT colon cancer diagnostic machines and is optimistic that this will occur. The increased inventory of WavSTATs is also a result of the need for both additional clinical trial systems and demonstration systems prior to securing partner distribution.

9.
We further note from page 24 that you classified provision for inventory obsolescence research and development expenses within your statement of consolidated operations.  Please explain to us the basis for this classification, citing any authoritative literature.

Response:
The Company respectfully advises the Staff that over the past several years the Company has been developing a WavSTAT esophageal cancer diagnostic application in addition to the approved and existing WavSTAT colon cancer diagnostic application. The development of this application is not yet complete. As per the general definition of development expense under FASB ASC Section 730-10, since the esophageal algorithm development trials had not yet been completed, a commercial esophageal diagnostic was still in development and the machines written off were used for these trials, the Company believed it appropriate to classify these WavSTAT inventory obsolescence write offs as research and development expenses.

Item 9A(T).  Control and Procedures, page 40

10.
We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures.  We note that the language that appears after your conclusion differs from the definition of disclosure controls and procedures as set forth in Rule 13a-15(e) of the Exchange Act.  While you are not required to include the definition of disclosure controls and procedures, when you do, all of the language must be consistent with the language that appears in the two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.  Please revise future filings to either include the full two-sentence definition or to remove the definition.

Response: In future filings, the Company will revise the disclosure to remove the definition.

Form 10-Q for the quarterly period ended September 30, 2010

Item 2.  Management’s Discussion and Analysis, page 11

Results of Operations, page 12

11.
We note that your revenue increased from approximately $2,000 to $3,000 for the three months ended September 30, 2009 and September 30, 2010, respectively, and decreased from approximately $122,000 to $22,000 for the nine months ended September 30, 2010 and September 30, 2009, respectively.  In light of the material variances in your revenue which is not discussed or analyzed, your MD&A disclosure appears broad and does not provide a thorough analysis that provides investors a view of the company through the eyes of management.  When individual line items, disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify and disclose the nature of each item that caused the significant change.  For example, please quantify each material factor (i.e., such as price changes and volume changes by type of product), disclose separately the effect on operations attributable to each factor causing the aggregate change from period to period and disclose the nature of or reason for each factor causing the aggregate change.  The analysis should reveal underlying material causes of the factors described and any future impact on operating results.  Please apply this comment to all of the disclosures in the discussion and analysis of your results of operations section of your applicable future filings.  See Item 303 of Regulation S-K.

Response: In future filings, the Company will revise the disclosure as requested.

* * * * *

In responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response letter addresses the comments set forth in your letter.  If we can be of any assistance to the Staff in explaining these responses, please let us know.  After you have had an opportunity to review the above responses to your comments, please call me at (612) 492-7252 to discuss any additional questions or comments you might have.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer

cc:  James Dorst, Chief Financial Officer and Chief Operating Officer, SpectraScience, Inc.
Kevin L. Vaughn, Accounting Branch Chief
Joe McCann, Staff Attorney
Tim Buchmiller, Reviewing Attorney
Martin James, Senior Assistant Chief Accountant